May 1, 2025

John Schlaefer
Chief Executive Officer
GCT Semiconductor Holding, Inc.
2290 North 1st Street, Suite 201
San Jose, CA 95131

       Re: GCT Semiconductor Holding, Inc.
           Registration Statement on Form S-3
           File No. 333-286704
           Filed April 23, 2025
Dear John Schlaefer:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed April 23, 2025
General

1. We note that you are registering the resale of up to (i) 6,580,000 warrants issued to the sponsors in connection with the initial public offering of Concord Acquisition Corp III and allocated to an affiliated stockholder upon consummation of your business combination ("sponsor warrants") and (ii) and 148,320 warrants issued to Anapass, Inc. pursuant to a securities purchase agreement on
September 26, 2024
       ("Anapass warrants"). Please address the following items:

             Revise the Description of Securities section to fully discuss the sponsor warrants and Anapass warrants, identifying all material terms and conditions. Your disclosure should clearly distinguish these warrants from each other, and from your public warrants.
 May 1, 2025
Page 2

            Revise usage of the defined term "Warrants," which includes both public and private warrants, to avoid ambiguity. For example, and without limitation, revised disclosure should clarify that only public warrants are listed on the New York
          Stock Exchange, if true.
            File the warrant agreement and certificate, if any, as exhibits, clearly identifying these in relation to the warrants being offered. In this regard, we note the Anapass warrant agreement appears to be filed as Exhibit 4.4 to your Form 10-K, but is not listed in the registration statement exhibit index.
            We further note Exhibits 4.2 and 4.3 both appear to be sponsor warrant agreements, notwithstanding that Exhibit 4.2 is identified as a warrant certificate;
          revise to reconcile. Additionally clarify which agreement governs the sponsor warrants; in this regard, we note that Exhibit 4.3 includes provisions regarding
          Additional Issuances in Section 4.4(ii) that do not appear in Exhibit 4.2.
            Include disclosure regarding exclusive forum provisions contained in the relevant warrant agreements, clarifying whether and how your charter provisions discussed on page 22 apply to holders of sponsor and Anapass warrants.
2. We note disclosure on page 24 that "sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions" and
      "sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices." However, while your common stock and public warrants are listed on the New York Stock Exchange, the sponsor warrants and Anapass warrants do not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market.
3. We note you are registering the resale of 500,000 shares underlying a convertible promissory note. Please revise your disclosure to clarify whether these shares have been issued. In this regard, we note disclosure on page 36 that refers to these shares as
      "issuable," yet the legal opinion filed as Exhibit 5.1 includes them in issued shares. If some or all of these shares are issuable, tell us why you are not registering their primary issuance (i.e., in addition to the 26,273,653 shares underlying warrants)
      and file a revised opinion that covers them on a "when-issued" basis. Refer to Sections
      II.B.1.b and II.B.2.h of Staff Legal Bulletin 19.
4. We note disclosure on page 27 that some of the shares being offered are subject to lock-up restrictions, including pursuant to the Amended and Restated Registration
      Rights Agreement. Please revise to fully discuss the lock-up restrictions and file related agreements, including the Registration Rights Agreement and amendments thereto, as exhibits to your registration agreement.
Cover Page

5. Please revise your prospectus cover to disclose the information required by Item
      501(b)(3) of Regulation S-K.
 May 1, 2025
Page 3

Exhibits

6. We note the legal opinion (1) defines "Resale Warrants" to include the sponsor warrants and Anapass warrants; (2) opines that, "The Resale Warrants constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms under the laws of the state of California;" and (3)
       indicates that, "The opinions expressed herein are limited to the DGCL and the laws of the State of New York, and we express no opinion with respect to the laws of any other state or jurisdiction." We further note that the sponsor warrants appear to be governed by New York, and not California, law per Section 9.3 of the warrant agreement filed as Exhibit 4.3. Please file a revised legal opinion that covers the sponsor warrants under New York law and the Anapass warrants under California law, without a limitation as to the jurisdiction counsel is opining upon. Refer to Sections II.B.3.b and c of Staff Legal Bulletin 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Albert Lung